Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Private Placement of US$5.0 Million Convertible Debentures

Hong Kong, January 6, 2022 -- UCLOUDLINK GROUP INC. (“uCloudlink” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced that it has entered into definitive agreements with YA II PN, Ltd., a limited partnership managed by Yorkville Advisor Global (the “Purchaser”), pursuant to which uCloudlink will issue and sell convertible debentures in a principal amount of US$5.0 million to the Purchaser at a purchase price equal to 95% of the principal amount through private placement. The private placement of such convertible debentures is subject to customary closing conditions.

The convertible debentures to be issued to the Purchaser bear interest at a rate of 5% per year. The convertible debentures will mature upon one-year anniversary of the issuance date unless redeemed or converted in accordance with their terms prior to such date.

Subject to and upon compliance with the terms of the convertible debentures, the Purchaser has the right to convert all or any portion of the convertible debentures at its option at any time. Upon conversion, the Company will deliver to the Purchaser the Company’s Class A ordinary shares, par value US$0.00005 per share (the “Ordinary Shares”), which may be represented by American depositary shares (the “ADSs”). The conversion price shall be the lower of (i) US$3.50 per ADS, or (ii) 85% of a reference price benchmarked against the trading price of the Company’s ADSs. In addition, the Company will also issue to the Purchaser 1,000,000 Ordinary Shares as commitment fee at closing.

uCloudlink intends to use the net proceeds for general corporate purposes.

About UCLOUDLINK GROUP INC.

uCloudlink is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. uCloudlink may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about uCloudlink’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uCloudlink’s strategies; uCloudlink’s future business development, financial condition and results of operations; uCloudlink’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in uCloudlink’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to uCloudlink’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and uCloudlink undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

UCLOUDLINK GROUP INC.

Jillian Zeng

Tel: +852-2180-6111

Email: ir@ucloudlink.com

Investor Relations:

The Equity Group Inc.

Adam Prior, Senior Vice President

Tel: (212) 836-9606

E-mail: aprior@equityny.com

In China:

Lucy Ma, Associate

Tel: +86 10 5661 7012

E-mail: lma@equityny.com

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